First Quarter Report &
Interim Management's Discussion and Analysis
For the period ended March 31, 2005


SAVOY

Fairmont Hotels & Resorts Inc.

> UNITED STATES > CANADA > MEXICO > BARBADOS > BERMUDA > MONACO > UNITED KINGDOM > UNITED ARAB EMIRATES >

We are benefiting from robust U.S. industry fundamentals. Our first quarter earnings before interest, taxes and amortization[1] ("EBITDA") of $22.2 million was in line with our expectations. It is important to note that our first quarter results are not indicative of the results that may be expected for the full year due to the seasonality associated with our portfolio. Additionally, the comparability of our 2005 results, specifically, our hotel ownership operations are affected by the two hotels we disposed of in 2004. Our quarterly and annual earnings will continue to fluctuate as we execute our strategy of disposing of stabilized assets while retaining the long-term management contracts.

We are especially pleased with the results of our comparable U.S. and International owned portfolio, which experienced revenue per available room[1] ("RevPAR") improvement of 12.0%. Our significant exposure to the leisure segment of the business allows us to benefit from the ongoing strength in travel demand in the U.S., particularly for luxury hotels. Canadian owned hotels generated RevPAR improvements of 7.8%, mostly due to the year over year appreciation of the Canadian dollar. The Canadian lodging industry is feeling the effect of the strong Canadian dollar and for the first quarter experienced poor snow conditions at certain ski destinations.

We expect our U.S. and International hotels to continue benefiting from strong industry fundamentals in the U.S. and that improving industry fundamentals in Canada will enhance year over year growth for our Canadian portfolio. As a result, we are satisfied with our expectations for the year, which assumes significant growth over last year for our comparable owned hotels. For our busy summer season, we are encouraged by early signs that a number of our segments look strong compared to last year, while we continue to be cautious about U.S. leisure transient travel to Canada. However, we will have a better indication of this segment's demand levels later in the spring.

2005 full-year EBITDA guidance is unchanged and expected to be in the range of $185 – $195 million. Expected ranges for net income and diluted earnings per share have been adjusted upwards to $62 – $69 million and $0.84 – $0.93 respectively, to reflect lower amortization expense expectations. This guidance does not assume any real estate gains.

In the first quarter, we celebrated the re-branding of The Savoy, A Fairmont Hotel and The Fairmont Monte Carlo. Over the balance of 2005, we will focus on repositioning both of these properties through restoration of the physical product and incorporation into Fairmont's distribution channels.

The renowned Savoy, with its historical significance, location, features and clientele is a perfect complement to the existing Fairmont portfolio. Approximately $48 million will be invested to restore the property to its pre-eminent position in London. The Savoy, enjoys tremendous recognition in both the United Kingdom and Europe, and provides the ideal platform for further expansion in Europe while positioning the Fairmont brand for continued international growth.

The Fairmont Monte Carlo, is one of Europe's best-known and largest convention resorts. The 619-room landmark modern palace hotel hugs the coastline directly below the famous casino and is the only hotel on the Mediterranean capable of accommodating large groups. Approximately $50 million will be invested in capital improvements to this hotel.

Also in the quarter, Fairmont Heritage Place, our vacation ownership business, assumed management of the Franz Klammer Lodge in Telluride, Colorado. This 63-residence, ski-in, ski-out property is located in Telluride's exclusive Mountain Village, and was rebranded "Fairmont Heritage Place Franz Klammer Lodge" on February 15.

We are pleased to have recently announced that FHR has entered into an agreement to manage the 444-room Sutton Place Hotel in Newport Beach, California. Sunstone Hotel Investors, Inc. is currently under contract to purchase the property with closing currently scheduled for early June. The property is expected to undergo a major renovation of its guestrooms and public areas, after which it will be rebranded "The Fairmont Newport Beach. We are delighted to have Sunstone as a new strategic partner and the opportunity to work with such a major U.S. hotel owner.

The growth of the Fairmont brand remains a key focus for the Company as we aim to increase the distribution of the brand and further raise the exposure of our existing portfolio.

William R. Fatt
Chief Executive Officer
May 3, 2005

Fairmont
HOTELS & RESORTS

(1) See Non-GAAP Financial Measures on Page 9 for reconciliation to generally accepted accounting principles.

Management's Discussion and Analysis

Management's discussion and analysis (the "MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes, which begin on page 10. The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 6 of the unaudited consolidated financial statements on page 15.

We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

RevPAR is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of RevPAR is different than the calculations used by other entities.

EBITDA is defined as income before interest, taxes and amortization. Loss from equity investments is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company's financial performance. However it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by other entities.

Operating revenues exclude other revenues from managed and franchised properties that consist of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis. Management considers that the exclusion of such revenue provides a meaningful measure of operating performance, however, revenue excluding such reimbursements is not a defined measure of operating performance, under Canadian GAAP. It is likely that FHR's calculation of operating revenues is different than the calculations used by other entities.

This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "guidance" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 46 of the 2004 annual report in the section entitled "Risks and Uncertainties." There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

The recovery in the North American hotel industry, which began last year, has continued. Industry fundamentals continue to improve in both the corporate and leisure travel segments with most major markets

Financial highlights

Three months ended March 31 (in millions of U.S. dollars, except per share data)		2005		2004
Revenues[1]	$	179.3	$	177.1
EBITDA[1]		22.2		34.1
Net loss[1]		(4.0)		(0.6)
Earnings (loss) per share[1]				
Basic		(0.05)		(0.01)
Diluted		(0.05)		(0.01)
Dividends declared		–		–

(1) The 2004 amounts include the results of The Fairmont Kea Lani Maui and The Fairmont Glitter Bay, which were sold in July 2004. Excluding the results of these two hotels, the 2004 numbers would be: Revenues $152.7 million, EBITDA $24.3 million, net loss $(4.6) million and basic EPS of $(0.06).

in the United States generating a solid upturn in operating performance over 2004. Luxury hotels continue to show the greatest levels of improvement. These hotels have generated sizeable increases in average daily rates ("ADR"). The Canadian lodging industry is feeling the effect of the strong Canadian dollar and poor snow conditions at certain ski destinations but shows signs of improvement.

Corporate Developments

In January 2005, we entered into a long-term contract and began managing The Savoy Hotel in London, England, one of London's most-recognized luxury hotel properties. The Savoy has 263 rooms with 19,000 square feet of distinctive function space, and is our second European property. The hotel is now known as "The Savoy, A Fairmont Hotel."

During the quarter, Fairmont Heritage Place, our vacation ownership company, assumed management of the Franz Klammer Lodge in Telluride, Colorado. This 63-unit residential, ski-in, ski-out property is located in Telluride's exclusive Mountain Village. The property was rebranded "Fairmont Heritage Place Franz Klammer Lodge" on February 15, 2005.

During the quarter, we repurchased and cancelled over one million shares of our common stock under our normal course issuer bid at a total cost of $32.8 million.

We recently announced that Fairmont has entered into an agreement to manage the 444-room Sutton Place Hotel in Newport Beach, California, subject to certain conditions. We expect to assume management of the hotel in mid-May 2005.

Results of Operations

THREE MONTHS ENDED MARCH 31, 2005

We continue to benefit from our exposure to the leisure segment of the business, with ongoing strength in travel demand in the U.S., particularly for luxury properties. Our owned portfolio generated significant revenue growth over the prior year particularly after adjusting for the impact of the two properties sold in 2004. Our management operations have also realized significant gains as a result of the widespread increase in travel and the addition of The Fairmont Monte Carlo and The Savoy hotels.

Hotel Ownership Operations

Revenues from hotel ownership operations were $148.7 million in the first quarter compared to $155.4 million from the prior year. Excluding the two properties sold in 2004 and The Fairmont Southampton, which was closed for hurricane repairs during the first quarter of 2004, revenues from hotel ownership operations are up 9.0%.

Revenues from the Canadian properties were up 10.4% compared to the same period in 2004, lead by the Fairmont Chateau Lake Louise, which benefited from the opening of the meeting facilities and new guest rooms. The appreciation in the Canadian dollar also contributed to this improvement. Excluding the impact of the two properties sold and The Fairmont Southampton revenues for the quarter from U.S. and International owned properties increased 8.3%. Both The Fairmont Copley Plaza, Boston and The Fairmont Orchid, Hawaii had significant revenue increases (approximately 30% and 16% respectively) over 2004.

Comparable owned hotels

	2005	2004	Variance
Worldwide			
RevPAR(1)	$ 128.41	$ 116.64	10.1%
ADR(2)	202.22	189.14	6.9%
Occupancy	63.5%	61.7%	1.8 points
Canada			
RevPAR(1)	$ 101.18	$ 93.86	7.8%
ADR(2)	166.38	154.37	7.8%
Occupancy	60.8%	60.8%	–
U.S. and International			
RevPAR(1)	$ 154.99	$ 138.33	12.0%
ADR(2)	234.41	221.35	5.9%
Occupancy	66.1%	62.5%	3.6 points

(1) RevPAR is calculated as room revenue per available room per day.

(2) ADR (average daily rate) is defined as room revenue per occupied room.

Comparable Hotels are considered to be properties that were fully open and under our management for at least the entire current and prior period. Comparable Owned Hotel statistics exclude properties under major renovation that would have a significant adverse effect on the properties' primary operations, or properties, which were sold during the period.

Exclusions: The Fairmont Southampton; The Fairmont Kea Lani Maui; The Fairmont Glitter Bay.

RevPAR at the Comparable Owned Hotels increased 10.1% to $128.41 in 2005 from $116.64 in 2004. Our pricing strategy was evident at the U.S. and International owned properties where we enjoyed considerable leisure demand, generating RevPAR growth of 12.0%. Our Canadian owned hotels' occupancy levels were flat compared to 2004, but they benefited from a 7.8% improvement in ADR primarily due to the appreciation of the Canadian dollar.

EBITDA from our hotel ownership operations of $26.9 million in 2005 was down from $35.2 million last year. However, EBITDA increased 8.7% when results are adjusted to exclude the two properties sold in July 2004 and The Fairmont Southampton. EBITDA improved at the U.S. and International owned properties, but this increase was offset by declines in EBITDA at the Canadian owned properties, which were impacted by the poor snow conditions at our Canadian ski destinations.

Overall, EBITDA margins on our owned hotels dropped to 18.1%, from 22.7% in 2004. Adjusting the 2004 revenues and EBITDA for the impact of the two properties sold and for The Fairmont Southampton, the EBITDA margins were unchanged from 2004.

Hotel ownership operations also include $1.1 million in equity income from minority equity investments in various managed hotels, excluding Legacy. In 2004 a small loss was recorded from minority equity investments.

Our 23.7% equity investment in Legacy generated an equity loss of $7.0 million in the first quarter of 2005 compared to a loss of $7.3 million in 2004 when we owned 35.2%.

Real Estate Activities

First quarter real estate activities, generated primarily from our vacation ownership business contributed $7.5 million in revenues in 2005, compared to $3.3 million in 2004. EBITDA generated by real estate activities during the quarter was $1.1 million in 2005, compared to a loss in 2004 of $0.1 million.

Management Operations

Fairmont

In the first quarter of 2005, revenues under management were $434 million, up 16.0% from 2004. Improved operating results at the U.S. and International hotels, new management contracts in Europe and the reopening of The Fairmont Southampton contributed to this increase.

Fairmont earned fee revenues of $14.8 million in the quarter, an 18.4% improvement over 2004. This increase consists primarily of higher base management fees, which rose commensurate with the increase in revenues under

Fairmont managed hotels

	2005	2004	Variance
Worldwide			
RevPAR	$ 120.47	$ 109.76	9.8%
ADR	196.23	178.90	9.7%
Occupancy	61.4%	61.4%	–
Canada			
RevPAR	$ 81.84	$ 75.18	8.9%
ADR	145.86	130.30	11.9%
Occupancy	56.1%	57.7%	(1.6) points
U.S. and International			
RevPAR	$ 156.34	$ 141.44	10.5%
ADR	235.81	218.58	7.9%
Occupancy	66.3%	64.7%	1.6 points

Exclusions: The Fairmont Southampton; The Fairmont Monte Carlo; The Savoy, A Fairmont Hotel

management. Fee revenues included $4.9 million from our owned properties compared to $5.4 million in 2004.

For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 9.8% to $120.47. RevPAR at the U.S. and International properties was up 10.5% from 2004, resulting from a 7.9% increase in ADR combined with an occupancy gain of 1.6 points. RevPAR at the Canadian properties was up to 8.9% as ADR improved by 11.9%. When measured in Canadian dollars, RevPAR for the Canadian portfolio was unchanged.

The Fairmont managed portfolio generated first quarter EBITDA of $10.2 million in 2005, up from $8.7 million in the prior year, primarily from a significant improvement in The Fairmont Dubai's results, as well as the addition of our two European hotels. EBITDA margin was approximately 69% in both 2005 and 2004.

Delta Hotels Limited ("Delta")

Revenues under management were $84 million, a 5.2% increase from 2004, mainly due to the appreciation of the Canadian dollar. Management fee revenues were $2.7 million versus $2.5 million in 2004. This increase in revenues is directly related to Delta's increase in revenues under management.

RevPAR for Delta's Comparable Hotels increased 9.9% over 2004 resulting from an 8.7% ADR increase and a 0.6 point improvement in occupancy. When measured in Canadian dollars, RevPAR was up approximately 1.3% over 2004.

Delta managed hotels

	2005	2004	Variance
RevPAR	$ 59.30	$ 53.98	9.9%
ADR	100.53	92.47	8.7%
Occupancy	59.0%	58.4%	0.6 points

Exclusions: Delta Meadowvale and Delta franchised hotels

Capitalization

	March 31, 2005	December 31, 2004
Cash	$ 66.4	$ 99.1
Current debt	$ 4.1	$ 4.1
Long-term debt	444.9	398.0
	449.0	402.1
Shareholders' equity		
convertible notes(1)	19.2	19.2
common share equity(2)	1,595.5	1,631.2
	1,614.7	1,650.4
Total capitalization	$ 2,063.7	$ 2,052.5
Debt to total capitalization ratio	18.5%	14.8%
Debt to total asset ratio	15.8%	12.6%
Interest coverage(3)	7.8x	8.7x

(1) Amount of $270 million convertible notes related to conversion feature

(2) Includes contributed surplus, treasury stock, foreign currency translation adjustments and retained earnings

(3) Calculated as 12 month trailing EBITDA divided by annual interest payments on debt outstanding at the end of period

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties.

Amortization

Amortization expense was $16.5 million in 2005 compared to $19.5 million in 2004. This decrease is mainly due to the sale of the two hotels in July 2004.

Interest Expense, Net

Net interest expense of $7.2 million was down from $10.0 million in 2004. This decrease was primarily due to the reduction in long-term debt resulting from the sale of The Fairmont Kea Lani Maui and The Fairmont Glitter Bay.

General and Administrative Expenses

General and administrative expenses for the quarter were $10.6 million compared to $3.7 million for the first quarter of 2004. Included in this year's expenses were approximately $2.3 million related to higher development and long-term incentive compensation costs. Expenses also include a $2.5 million charge relating to stock appreciation rights granted to certain former Canadian Pacific Limited employees prior to the 2001 reorganization that continue to be our obligation. The appreciation of the Canadian dollar also had a negative impact of $0.7 million on expenses, the majority of which are incurred in Canadian dollars.

Income Tax Expense (Recovery)

Income tax expense for the quarter was $2.5 million versus $5.2 million in 2004. In the first quarter, our international hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits. Adjusting for these factors, our effective tax rate would be more in line with the expected tax rate of 30% for the year.

Net Income (Loss)

Net loss for the first quarter of 2005 was $4.0 million compared to a net loss of $0.6 million in the first quarter of 2004.

Cash flows

Three months ended March 31, (in millions of U.S. dollars)	2005	2004
Inflows		
Funds generated from operations	$ 21.5	$ 31.2
Change in working capital	13.2	9.0
Cash generated from operations	34.7	40.2
Other	–	–
Total inflows	34.7	40.2
Outflows		
Additions to, net of proceeds from sales of, property and equipment	(17.9)	(19.8)
Investments in partnerships and corporations	(4.2)	–
(Repurchase) issuance of common shares, net	(31.4)	0.3
Collection (issuance) of loans receivable	(31.6)	3.8
Dividends paid	(4.6)	(3.2)
Other	(22.8)	–
Total outflows	(112.5)	(18.9)
Net borrowing (repayment) of debt	45.1	16.3
Effect of exchange rates on cash balances	–	(0.1)
Increase (decrease) in cash	$ (32.7)	$ 37.5

Foreign Exchange

Impact of Canadian Dollar Appreciation in 2005

Three months ended March 31,	2005
Operating revenues	$ 4.5
EBITDA	$ 0.4
Interest	(0.1)
Amortization	(0.6)
Income taxes	0.4
Net income impact	$ 0.1
EPS impact	$ –

Average Canadian dollar exchange rates in the first quarter of 2005 were approximately 7.1% higher than the same period in 2004. As it is not possible to accurately determine the impact that foreign exchange fluctuations have on business levels, if any, such impact has been excluded from the analysis above.

Liquidity and Capital Resources

Capitalization

Our consolidated net borrowing position increased to $382.6 million at March 31, 2005 from $303.0 million at the beginning of the year. This change was primarily due to the repurchase of over one million shares and the investment made in The Savoy, A Fairmont Hotel.

Cash Flows

Cash generated by operations totaled $34.7 million for the first quarter of 2005 compared to $40.2 million last year. The decline is primarily due to the cash flow generated by the two properties sold in 2004.

As expected, accounts receivable balances at March 31, 2005 were down over year-end due to the receipt in the first quarter of the final settlement of the business interruption insurance claim relating to the hurricane damage in Bermuda.

Net expenditures on property and equipment totaled $17.9 million in the first quarter, down $1.9 million from 2004.

During the quarter, FHR advanced $31.5 million as a loan receivable and $22.8 million related to the long-term contract to manage The Savoy.

In October 2004, we obtained regulatory approval to purchase for cancellation up to approximately 10% of our common shares. We repurchased in the first quarter 1,026,000 shares under this program at a total cost of $32.8 million.

Contractual obligations

		Payments Due by Period			
(in millions of U.S. dollars)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 449.0	$ 4.1	$ 148.1	$ 7.2	$ 289.6
Operating leases	110.8	11.4	26.7	22.2	50.5
Purchase obligations	14.3	14.3	–	–	–
Other	85.3	4.3	27.8	10.9	42.3
Total	$ 659.4	$ 34.1	$ 202.6	$ 40.3	$ 382.4

Liquidity

We have a $400 million unsecured credit facility. The interest rate on the unsecured credit facility is floating based on market interest rates plus a spread.
At March 31, 2005, $82.6 million of loans were advanced under this facility. In addition, we had $76.4 million of letters of credit issued under this facility.

At March 31, 2005, our primary sources of contractual obligations consisted of property-specific mortgages, $270 million in convertible senior notes and the loans and letter of credit obligation advanced under the credit facility.

Outstanding Common Share Data

Shares outstanding (in 000s)	March 31, 2005	December 31, 2004
Common shares	75,274.8	76,393.3
Potential issuance of common shares:		
Options issued to directors and employees	3,630.2	3,413.7
Conversion of convertible senior notes	7,156.1	7,156.1
(conversion price $37.73)	–	–

Changes in Accounting Policies

Variable Interest Entities

Accounting Guideline 15 ("AcG-15") requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. A VIE is an entity where:

- its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and,
- it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both.

The Company has reviewed the impact that this standard has on its financial statement presentation, and upon the initial adoption of this standard, no changes to financial statement presentation were required.

Liabilities and Equity

On January 1, 2005 FHR adopted the Canadian Institute of chartered Accountant's ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on our financial statements.

Contractual commitments

(in millions of U.S. dollars)	Total	Commitment expiration per period < 1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit[1]	$ 76.4	$ 76.4	–	–	–
Guarantees	12.5	12.5	–	–	–
Mayakoba[2]	1.9	1.9	–	–	–
The Savoy[2]	9.0	9.0	–	–	–
Total	$ 99.8	$ 99.8	–	–	–

(1) FHR typically issues letters of credit against its lines of credit.

(2) FHR has committed to provide additional loans/equity to the hotel owners.

Determining Whether An Arrangement Contains A Lease

The Emerging Issues Committee recently issued Abstract 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for payment or a series of payments. FHR is required to adopt the recommendations of EIC 150 if it enters into affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on our financial statements.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Financial Instruments – Recognition and Measurement, Section 3855, and two interrelated standards – Hedges, Section 3865 and Comprehensive Income, Section 1531.

These standards are an attempt to harmonize Canadian and U.S. GAAP, and FHR is required to adopt these standards for the fiscal year ending December 31, 2007. FHR is currently reviewing the impact these standards will have on its financial statements.

Non-GAAP Financial Measures

EBITDA is defined as earnings before interest, taxes and amortization. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by other entities.

The table below provides a reconciliation of EBITDA to net income:

Three months ended March 31 (in millions of U.S. dollars)	2005	2004
EBITDA	$ 22.2	$ 34.1
Deduct:		
Amortization	16.5	19.5
Operating income	5.7	14.6
Interest expense, net	7.2	10.0
Income tax expense	2.5	5.2
Net loss	$ (4.0)	$ (0.6)

Revenue per available room ("RevPAR") is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of RevPAR is different than the calculations used by other entities.

Consolidated balance sheets

(in millions of U.S. dollars)	March 31, 2005 (unaudited)	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 66.4	$ 99.1
Accounts receivable	79.3	90.2
Inventory	14.6	15.5
Prepaid expenses and other	10.0	11.2
	170.3	216.0
Investments in partnerships and corporations	90.9	90.7
Investment in Legacy Hotels Real Estate Investment Trust	63.8	70.0
Non-hotel real estate	97.3	100.3
Property and equipment	1,437.8	1,435.5
Goodwill	162.8	162.8
Intangible assets (note 3)	272.8	245.0
Other assets and deferred charges (note 3)	115.3	82.3
	$ 2,411.0	$ 2,402.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 127.6	$ 123.9
Taxes payable	31.8	35.3
Dividends payable	–	4.6
Current portion of long-term debt	4.1	4.1
	163.5	167.9
Long-term debt	444.9	398.0
Other liabilities	98.4	95.7
Future income taxes	89.5	90.6
	796.3	752.2
Shareholders' equity (note 4)	1,614.7	1,650.4
	$ 2,411.0	$ 2,402.6

Consolidated statements of retained earnings

Three months ended March 31 (in millions of U.S. dollars) (unaudited)	2005	2004
Balance – Beginning of period	$ 189.2	$ 78.1
Net loss	(4.0)	(0.6)
	185.2	77.5
Repurchase of common shares (note 4)	(20.5)	–
Balance – End of period	$ 164.7	$ 77.5

Consolidated statements of income

Three months ended March 31 (in millions of U.S. dollars, except per share amounts) (unaudited)	2005	2004
Revenues		
Hotel ownership operations (note 6 (d))	$ 148.7	$ 155.4
Management operations	12.5	9.5
Real estate activities	7.5	3.3
	168.7	168.2
Other revenues from managed and franchised properties	10.6	8.9
	179.3	177.1
Expenses		
Hotel ownership operations	117.9	114.3
Management operations	5.7	4.8
Real estate activities	6.4	3.4
General and administrative	10.6	3.7
Amortization	16.5	19.5
	157.1	145.7
Other expenses from managed and franchised properties	10.6	9.1
	167.7	154.8
Loss from equity investments	(5.9)	(7.7)
Operating income	5.7	14.6
Interest expense, net	7.2	10.0
(Loss) income before income tax expense (recovery)	(1.5)	4.6
Income tax expense (recovery)		
Current	4.3	2.9
Future	(1.8)	2.3
	2.5	5.2
Net loss	$ (4.0)	$ (0.6)
Weighted average number of common shares outstanding (in millions) (note 4)		
Basic	75.9	79.1
Diluted	76.9	79.9
Basic loss per common share	$ (0.05)	$ (0.01)
Diluted loss per common share	$ (0.05)	$ (0.01)

Consolidated statements of cash flows

Three months ended March 31 (in millions of U.S. dollars) (unaudited)	2005	2004
CASH PROVIDED BY (USED IN)		
Operating activities		
Net loss	$ (4.0)	$ (0.6)
Items not affecting cash		
Amortization of property and equipment	15.8	18.8
Amortization of intangible assets	0.7	0.7
Loss from equity investments	5.9	7.7
Future income taxes	(1.8)	2.3
Unrealized foreign exchange gain	(0.2)	–
Other	0.4	2.5
Distributions	1.7	–
Changes in non-hotel real estate	3.0	(0.2)
Changes in non-cash working capital items (note 5)	13.2	9.0
	34.7	40.2
Investing activities		
Additions to property and equipment	(26.6)	(19.8)
Proceeds from sale of property and equipment	8.7	–
Investments in partnerships and corporations	(4.2)	–
Collection of loans receivable	–	8.8
Issuance of loans receivable	(31.6)	(5.0)
Investments in intangible assets	(22.8)	–
	(76.5)	(16.0)
Financing activities		
Issuance of long-term debt	48.6	79.9
Repayment of long-term debt	(3.5)	(63.6)
Issuance of common shares	1.4	0.3
Repurchase of common shares	(32.8)	–
Dividends paid	(4.6)	(3.2)
	9.1	13.4
Effect of exchange rate changes on cash	–	(0.1)
(Decrease) increase in cash	(32.7)	37.5
Cash and cash equivalents – beginning of period	99.1	31.7
Cash and cash equivalents – end of period	$ 66.4	$ 69.2

Notes to consolidated financial statements

(in millions of U.S. dollars) (unaudited)

note 1

Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at March 31, 2005, FHR managed or franchised 83 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont"), which as at March 31, 2005, managed 46 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 37 Canadian hotels and resorts as at March 31, 2005.

In addition to hotel and resort management, as at March 31, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at March 31, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

note 2

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below.

Liabilities and equity

On January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's financial statements.

Determining whether an arrangement contains a lease

The Emerging Issues Committee recently issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 if it enters into affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on the Company's financial statements.

note 3

In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to commit approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at March 31, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 related to a loan receivable, due in 2015 and bearing interest at 7.75%.

note 4 Shareholders' equity

	March 31, 2005	December 31, 2004
Common shares	$ 1,146.6	$ 1,163.1
Other equity	19.2	19.2
Treasury Stock	–	(5.6)
Contributed surplus	142.6	142.4
Foreign currency translation adjustments	141.6	142.1
Retained earnings	164.7	189.2
	$ 1,614.7	$ 1,650.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

Three months ended March 31 (in millions)	2005	2004
Weighted-average number of common shares outstanding – basic	75.9	79.1
Stock options(1)	1.0	0.8
Weighted-average number of common shares outstanding – diluted	76.9	79.9

(1) The calculation of diluted loss per common share for the three months ended March 31, 2005 and 2004 excludes stock options as the impact of these exercises would be anti-dilutive.

Effective October 24, 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. Under the normal course issuer bid, FHR repurchased 1,026,000 shares in the first quarter (2004 – nil). Also, an additional 166,100 shares that were classified as treasury stock at December 31, 2004, were cancelled in 2005. Total consideration relating to the repurchase amounted to $32.8, of which $15.3 was charged to common shares and $17.5 was charged to retained earnings. Of the $5.6 of treasury stock outstanding at December 31, 2004, $2.6 was reclassified to common shares and $3.0 to retained earnings in 2005.

During the three months ended March 31, 2005, FHR issued 73,525 shares pursuant to the Key Employee Stock Option Plan and $1.4 was credited to common shares for proceeds from options exercised. At March 31, 2005, 75,274,773 common shares were outstanding (2004 – 79,123,467).

During the three months ended March 31, 2005, 300,000 stock options were granted, and the cost of this stock-based compensation was based on the estimated fair value of these options. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted loss per share would have been:

Three months ended March 31		2005		2004
Reported net loss	$	(4.0)	$	(0.6)
Net loss assuming fair value method used	$	(4.1)	$	(0.7)
Assuming fair value method used				
Basic loss per share	$	(0.05)	$	(0.01)
Diluted loss per share	$	(0.05)	$	(0.01)

note 5 | Changes in non-cash working capital

Three months ended March 31		2005		2004
Decrease (increase) in current assets				
Accounts receivable	$	10.9	$	0.7
Inventory		0.9		(0.4)
Prepaid expenses and other		1.2		1.0
Increase (decrease) in current liabilities				
Accounts payable and accrued liabilities		3.7		5.8
Taxes payable		(3.5)		1.9
	$	13.2	$	9.0

note 6 | Segmented information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of individual properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 23 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes and amortization. EBITDA includes income from equity investments. Corporate general and administrative expenses, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

Three months ended March 31, 2005

	Ownership			Management				
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and admini-strative	Inter-segment elimination and other[a]	Total
Operating revenues[d]	$ 148.7	$ –	$ 7.5	$ 14.8	$ 2.7	$ –	$ (5.0)	$ 168.7
Other revenues from managed and franchised properties	–	–	–	7.7	2.9	–	–	10.6
								179.3
Income (loss) from equity investments and other	1.1	(7.0)	–	–	–	–	–	(5.9)
EBITDA[b]	26.9	(7.0)	1.1	10.2	1.6	(10.6)	–	22.2
Total assets[c]	1,889.8	63.8	99.1	723.2	79.9	–	(444.8)	2,411.0
Capital expenditures	25.4	–	–	1.2	–	–	–	26.6

Three months ended March 31, 2004

	Ownership			Management				
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and admini-strative	Inter-segment elimination and other[a]	Total
Operating revenues[d]	$ 155.4	$ –	$ 3.3	$ 12.5	$ 2.5	$ –	$ (5.5)	$ 168.2
Other revenues from managed and franchised properties	–	–	–	6.5	2.4	–	–	8.9
								177.1
Loss from equity investments and other	(0.4)	(7.3)	–	–	–	–	–	(7.7)
EBITDA[b]	35.2	(7.3)	(0.1)	8.7	1.5	(3.7)	(0.2)	34.1
Total assets[c]	1,904.9	98.4	102.2	360.1	75.1	–	(17.8)	2,522.9
Capital expenditures	19.6	–	–	0.2	–	–	–	19.8

(a) Operating revenues include management fees that are charged by Fairmont of $4.9 (2004 – $5.4) for the three months ended March 31, 2005 and Delta of $0.1 (2004 – $0.1) for the three months ended March 31, 2005, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of inter-segment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to net loss is as follows:

Three months ended March 31	2005	2004
EBITDA	$ 22.2	$ 34.1
less: amortization	16.5	19.5
Operating Income	5.7	14.6
Interest expense, net	7.2	10.0
Income taxes	2.5	5.2
Net loss	$ (4.0)	$ (0.6)

(c) Hotel ownership assets include $90.3 (2004 – $88.3) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues are as follows:

Three months ended March 31	2005	2004
Rooms revenue	$ 80.3	$ 88.3
Food and beverage revenue	49.8	48.6
Other	18.6	18.5
	$ 148.7	$ 155.4

note 7

FHR recorded pension and other post employment benefit expenses as follows:

Three months ended March 31	2005	2004
Pension	$ 0.4	$ 0.5
Other post-employment benefits	0.1	0.1
	$ 0.5	$ 0.6

note 8

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

Shareholder information

Executive Office

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario
M5K 1B7
Telephone: 416.874.2600
Fax: 416.874.2601

Investor Relations

Denise Achonu
Executive Director Investor Relations
Telephone: 416.874.2485
Toll-free: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

Stock Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Hotel Reservations

Fairmont Hotels & Resorts
Toll-free: 800.441.1414
Website: www.fairmont.com

Delta Hotels
Toll-free: 800.268.1133
Website: www.deltahotels.com

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Toll-free: 800.340.5017
Email: service@computershare.com

For further information on
Legacy Hotels Real Estate Investment Trust

Toronto Stock Exchange symbol: LGY.UN
Toll-free: 866.627.0641
Website: www.legacyhotels.com

Fairmont
HOTELS & RESORTS